

Mail Stop 3720

April 9, 2010

Jonathan Medved
Chief Executive Officer
Vringo, Inc.
18 East 16th Street, 7th Floor
New York, NY 10003

   Re: Vringo, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed March 29, 2010
     File No. 333-164575

Dear Mr. Medved:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed the supplemental market data provided response to comment six in our letter dated February 25, 2010. However, we are unable to locate support for your statement on page 3 of the prospectus that the mobile video market will grow to $16 billion in U.S. revenues by 2014. Please provide us with support for this information.

Prospectus Summary, page 1

Our Business, page 1

2. We note that you have added subscriber information for your service on page two and elsewhere in the prospectus. We also note from your risk factor disclosure on page 12 that some of your subscribers are receiving a free trial service. Please

confirm through disclosure that these are paying subscribers, and not free trial subscriptions. If this is not the case, please provide disclosure highlighting the difference.

Risk Factors, page 11

If we cannot satisfy, or continue to satisfy, the NASDAQ Capital Market's listing requirements . . ., page 19

3.	Please further revise the disclosure under this risk factor so that is relates specifically to the most material risks in connection with this offering. The disclosure should highlight uncertainty with your ability to satisfy any particular listing standards that depend on the outcome of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Bridge Financing, page 39

4.	Please revise your disclosure to include discussion of 1,590,400 shares of common stock issuable upon exercise of warrants issuable upon conversion of the Bridge Notes. These warrants should also be included in your discussion of Bridge Warrants on page 78.

Business, page 43

5.	To the extent practicable, please discuss the size of the video ringtone market. Although you disclose in various places that your market is a subset of larger mobile markets, more disclosure in needed to give investors a better understanding of the size of your specific market. If there is no information available with respect to the size of the video ringtone market, please disclose this fact. In addition, disclose that video ringtones are a nascent market, as you do in your response to comment seven of our letter February 25, 2010.

Management, page 56

6.	We note that you have no agreements with the Advisory Board members and they have no contractual or fiduciary obligations. Please disclose why you expect these people to provide advisory services to you in the future. In this regard, disclose the extent to which the Advisory Board has provided services to you in the past. Disclose what direct or indirect compensation they have received for their services and will receive in the future.

Director Independence, page 61

7.   Disclose when you intend for a majority of your board of directors to be
        independent directors.

Executive Compensation, page 63

8.   Please disclose in a footnote to the Summary Compensation Table and Director
        Compensation Table all assumptions made in the valuation of equity awards by
        reference to such disclosure elsewhere in the prospectus. Refer to Instruction 1 to
        Item 402(c)(2)(v) and (vi) of Regulation S-K.

Andrew Perlman Employment Agreement, page 64

9.   Please clarify whether the 160,000 options to be issued to Andrew Perlman are to
        be issued upon the consummation of the offering, and if so, whether they are
        included in your disclosures relating to the number of options that will be
        outstanding upon the consummation of the offering.

2006 Stock Option Plan, page 68

10.   In your disclosure on page ten you state that 1,843,469 options are issuable to
        management in connection with this offering with an exercise price of $0.01,
        however, you state here, and in your discussion of options outstanding on page
        77, that 1,891,397 options are issuable to management with an exercise price of
        $0.01. Please revise your disclosure here, and throughout your filing, as
        appropriate. Also, please revise your calculation of the aggregate number of
        options outstanding upon consummation of this offering throughout your filing, as
        appropriate.

Principal Stockholders, page 70

11.   In footnotes 5 to 14 to the table, you disclose the number of shares included in the
        table that are underlying options and warrants that are not exercisable within 60
        days. This seems inconsistent with introductory language to the table indicating
        you have excluded such options and warrants. Please clarify. In addition, it
        seems that the number of shares underlying options and warrants for each holder
        would be different in the "Before the Offering" and "As Adjusted" columns.
        However, the referenced footnotes appear to apply to both columns. Please
        explain.

Certain Relationships and Related Party Transactions, page 73

12.   Disclose that the Series A and Series B Convertible Preferred Stock will convert
        into common shares at a ratio more favorable to the holders of those shares than

the one-for-one ratio disclosed elsewhere. Also disclose whether more shares may be issued to those holders if the IPO price is lower than anticipated.

Description of Our Securities, page 75

Options Outstanding, page 77

13.   Disclose the vesting schedule for the 3.8 million options to be issued to management in connection with the IPO.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting and Reporting Policies, page F-8

 (j) Accounting for share-based compensation, page F-10

14.   It is unclear why the fair value of stock options granted to consultants is reevaluated at every reporting period. Please revise your disclosure to clarify.

 (l) Net loss per share data, page F-12

15.   Refer to your table where you present the number of stock options to employees, directors and consultants under the Stock Option Plan outstanding as of December 31, 2009 as 2,670,809. This number also appears in your disclosure on page F-21 in describing the number of shares of common stock reserved for issuance upon the exercise of options. We note, however, that in your disclosure on pages F-23 and II-3 you present the number of stock options outstanding as of December 31, 2009 as 1,697,561. Please revise or advise us.

Note 13 – Shareholder's Equity, page F-21

16.   We note your response to comments 44 and 45 from our prior comment letter dated February 25, 2010, and your additional disclosure on page 40 with regard to your valuation of your common stock at December 31, 2009. With a view towards expanded disclosure, please tell us how you valued your common stock on June 25, 2009, the date you granted options in 2009, whether the valuation was contemporaneous or retrospective, and whether management received assistance from an outside expert in preparing the valuation.

17.   In the last sentence on page F-22 you state that there was no aggregate intrinsic value of options granted during 2009 and 2008. Please explain to us how you determined that there was no intrinsic value of options granted during these periods in light of your disclosure on pages F-22 and F-23 that you granted stock options on June 25, 2009 with an exercise price of $0.25 while the fair value of your common stock was $0.35.

Note 18 – Subsequent Events, page F-30

18.   Based on your disclosure, it appears that the options discussed were either granted on March 17, 2010 and/or are to be issued upon the consummation of the offering. In either case, these options do not appear to have been included within disclosures throughout your filing (i.e., pages 10, 75, 82) where you discuss the number of options outstanding upon the consummation of the offering. Please revise or advise us.

Alternate Pages for Selling Securityholder Prospectus, page SS-1

Selling Securityholders, page SS-5

19.   Please explain why the number of shares beneficially owned by Seth Siegel, 165,459, in this table is not equal to the number of shares beneficially owned by Seth Siegel as shown in the Principal Stockholders table on page 70, either before the offering or as adjusted for the offering.

Part II. Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

20.   We note your response to comment 26 from our prior comment letter dated February 25, 2010. Please refer to your discussion of Issuances of Capital Stock and Warrants where you continue to describe May 2006 private placement as an issuance of 2,353,887 shares of Series A Preferred Stock for $2.35 million and revise as appropriate.

Exhibit Index

21.   Please revise the legality opinion filed as Exhibit 5.1 so that all securities being registered are clearly covered by the opinion. For example, the defined term "Unit" does not appear to include the Purchase Option Units. In addition, the defined terms "Common Stock", "Warrants" and "Warrant Shares" do not appear to include securities issued as part of the Over-Allotment Units or the Purchase Option Units.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Barry I. Grossman, Esq.
        David Selengut, Esq.
        Ellenoff Grossman & Schole LLP
        Via facsimile: (212) 370-7889